Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The Registrant owns all of the issued and outstanding shares of capital stock of the following corporations:

Dongguan Ke Rui Furniture Co., Ltd., a China corporation (1)

CR International, Inc., an Indiana corporation (2)

Executive Office Concepts, a California corporation

(1)	Deregistered on September 5, 2012.

(2)	Voluntarily dissolved on May 29, 2013.